SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

 (Title of Class of Securities)

69423U 10 7

 (CUSIP Number)

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814
Attn:  General Counsel
(916) 403-2123

 (Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications)

May 22, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |    |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
(Page 1 of 5 Pages)

_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U 10 7                                                                                       SCHEDULE 13D/A                                                                                             Page 2 of 5

 Exhibit A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NEIL M. KOEHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | |
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,007,765 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,007,765 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,007,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Mr. Koehler (the “Reporting Person”) owns 256,410 shares of Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) of Pacific Ethanol, Inc. (the “Issuer”).  Each share of Series B Preferred Stock is convertible at any time at the Reporting Person’s discretion initially into three shares of the Issuer’s common stock, $.001 par value per share (“Common Stock”).  As of the date of the filing of this Statement, the Reporting Person also owns 3,238,535 shares of Common Stock directly and a warrant to purchase up to an aggregate of 384,615 shares of Common Stock, which warrant is first exercisable following six months after May 22, 2008 and the underlying shares of which are therefore not deemed beneficially owned by the Reporting Person.

(2)
The number of outstanding shares for purposes of this calculation consists of 44,131,065 shares outstanding as of May 22, 2008, the date of the event which requires the filing of this Statement, plus the 769,230 shares of Common Stock underlying the Reporting Person’s 256,410 shares of Series B Preferred Stock.

CUSIP No. 69423U 10 7                                                                                       SCHEDULE 13D/A                                                                                             Page 3 of 5

Item 1.	Security and Issuer.

This Amendment No. 2 amends and supplements the statements on Amendment No. 1 to Schedule 13D filed on May 10, 2006 and the initial Schedule 13D filed on April 4, 2005 by the Reporting Person (the “Statement”), with respect to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 400 Capitol Mall, Suite 2060, Sacramento, California 95814.

Item 2.                    Identity and Background.

(a)           Neil M. Koehler, an individual (referred to herein as the “Reporting Person”).

(b)           The business address of the Reporting Person is:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

(c)           The principal occupation of the Reporting Person is the Chief Executive Officer and President of the Issuer. The Issuer’s address is set forth in subsection (b) above.

(d) - (e)   During the last five years the Reporting Person has not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the United States.

Item 3.                     Source and Amount of Funds or Other Consideration.

This Amendment No. 2 is being filed by the Reporting Person to report the purchase of shares of the Issuer’s Series B Preferred Stock. The Reporting Person used personal funds in the amount of $5,000,000 in cash to acquire directly from the Issuer 256,410 shares of Series B Preferred Stock and a related warrant to purchase up to an aggregate of 384,615 shares of Common Stock.

Item 4.	Purpose of Transaction.

On May 22, 2008, the Reporting Person acquired for investment an aggregate of 256,410 shares of the Issuer’s Series B Preferred Stock and a warrant to purchase 384,615 shares of Common Stock for an aggregate purchase price of $5,000,000. Each share of Series B Preferred Stock is convertible at the Reporting Person’s option into that number of shares of Common Stock equal to: (i) $19.50, divided by (ii) the conversion price in effect at the time of conversion. The conversion price of the Series B Preferred Stock is initially fixed at $6.50, but is subject to certain anti-dilution adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series B Preferred Stock (the “Certificate of Designations”); provided, that the anti-dilution adjustments set forth in the Certificate of Designations are subject to certain limitations as set forth in a related Securities Purchase Agreement. Using the current conversion price, the Reporting Person’s 256,410 shares of Series B Preferred Stock are convertible into 769,230 shares of Common Stock.

CUSIP No. 69423U 10 7                                                                                        SCHEDULE 13D/A                                                                                             Page 4 of 5

Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 4,007,765 shares of Common Stock, which equals approximately 8.9% of the sum of the outstanding shares of Common Stock as of May 22, 2008, the date of the event which requires the filing of this Statement, and the 769,230 shares of Common Stock underlying the Reporting Person’s 256,410 shares of Series B Preferred Stock. As of the date of the filing of this Statement, the Reporting Person owns 256,410 shares of Series B Preferred Stock, 3,238,535 shares of Common Stock directly and a warrant to purchase up to an aggregate of 384,615 shares of Common Stock, which warrant is first exercisable following six months after May 22, 2008 and the underlying shares of which are therefore not deemed beneficially owned by the Reporting Person.

(b)           The Reporting Person has sole voting and dispositive power as to 256,410 shares of Series B Preferred Stock (and the 769,230 shares of Common Stock underlying those shares of Series B Preferred Stock) and 3,238,535 shares of Common Stock.

(c)           Excluding the Reporting Person’s acquisition of the 256,410 shares of Series B Preferred Stock and the related warrant to purchase up to 384,615 shares of Common Stock, the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past 60 days; however, the Reporting Person received a grant of 79,908 shares of restricted Common Stock from the Issuer on April 8, 2008 under the Issuer’s 2006 Stock Incentive Plan.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement for which the Reporting Person is deemed to be the beneficial owner.

(e)           As of the date of this Amendment No. 2, the Reporting Person has not ceased to be deemed the beneficial owner of more than five percent of the Issuer’s Common Stock.

CUSIP No. 69423U 10 7                                                                                       SCHEDULE 13D/A                                                                                             Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2008 (Date) /s/ NEIL M. KOEHLER Neil M. Koehler, an individual (Signature)